                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1994

                          Commission File Number 1-977

                          WESTINGHOUSE SAVINGS PROGRAM
                            (Full title of the Plan)

                       Westinghouse Electric Corporation
                    Westinghouse Building, 11 Stanwix Street
                        Pittsburgh, Pennsylvania  15222

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                      Westinghouse Electric Corporation
                         Westinghouse Savings Program

                             Financial Statements

                          December 31, 1994 and 1993

                      Westinghouse Electric Corporation
                         Westinghouse Savings Program

                             Financial Statements

                          December 31, 1994 and 1993

                                    Index

                                                        Page

Report of Independent Accountants                         1


Financial Statements:

   Statement of Net Assets Available for Benefits
     With Fund Information                                3

   Statement of Changes in Net Assets Available
     for Benefits With Fund Information                   4

   Notes to Financial Statements                          5


Supplementary Schedules:

   Schedule of Assets Held for Investment Purposes    Schedule I

   Schedule of Reportable Transactions                Schedule II

                       REPORT OF INDEPENDENT ACCOUNTANTS


June 26, 1995

To the Participants and
Administrator of the
Westinghouse Savings Program

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Savings Program (the Plan) at December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the 1994 statement of net assets available for benefits and the statement of changes in net assets available for benefits for the year then ended is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial

To the Participants and Administrator
Page 2
June 26, 1995


statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have previously audited, in accordance with generally accepted auditing standards, the statement of net assets available for benefits of the Westinghouse Personal Investment Plan at December 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended (not presented herein), and in our report dated May 23, 1994, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of net assets available for benefits as of December 31, 1993, and the condensed statement of changes in net assets available for benefits for the year then ended, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.


PRICE WATERHOUSE LLP

Westinghouse Electric Corporation
Westinghouse Savings Program
Statement of Net Assets Available for Benefits With Fund Information December 31, 1994 and 1993

(in thousands of dollars)
                                                                              1994
                             ----------------------------------------------------------------------------------------------------
                                                                                 Fidelity                  JPM
                              Westinghouse   Vanguard       Fixed                 Growth      JPM       Institutional     Ultra
                                 Common       Mutual       Income       Janus  and Income  Diversified  International   Investors
                                  Stock        Fund         Fund        Fund       Fund       Fund          Fund           Fund
Investments, at fair value:
  Westinghouse Common Stock     $ 193,595    $      -    $      -    $      -    $      -   $        -   $        -    $      -
  Mutual fund                           -           -           -      49,501     101,076        8,436        1,996      61,058
                                ---------      ------  ----------    --------    --------   ----------   ----------   ---------

                                  193,595           -           -      49,501     101,076        8,436        1,996      61,058

Loans to participants                   -           -           -           -           -            -            -           -
Bank and insurance contracts            -           -   3,237,521           -           -            -            -           -
                                ---------      ------  ----------    --------    --------   ----------   ----------   ---------

   Total investments (Note 1)     193,595           -   3,237,521      49,501     101,076        8,436        1,996      61,058
Receivables:
 Employee contributions                 -           -           -           -           -            -            -           -
 Employer contributions                 -           -           -           -           -            -            -           -
 Other receivables                    652           -           -           -           -            -            -           -
 Dividends                             13           -           -           -           -            -            -           -
                                ---------      ------  ----------    --------    --------   ----------   ----------   ---------

Total assets available
 for benefits                     194,260           -   3,237,521      49,501     101,076        8,436        1,996      61,058

Liabilities - Other payables            -           -           -           -           -            -            -           -
                                ---------      ------  ----------    --------    --------   ----------   ----------   ---------

 Total liabilities                      -           -           -           -           -            -            -           -
                                ---------      ------  ----------    --------    --------   ----------   ----------   ---------

Net assets available
   for benefits                 $ 194,260      $    -  $3,237,521    $ 49,501    $101,076   $    8,436  $    1,996   $  61,058
                                =========      ======  ==========    ========    ========   ==========  ==========   =========






                                                                  1994                                        1993
                                ------------------------------------------------------------------------   ---------
                                    BT           BT           BT
                                Investment   Investment   Investment       BT
                                Life Short-  Life Long-    Life Mid-   Investment
                                  Range         Range        Range      500 Index
                                  Fund          Fund         Fund         Fund    Loans        Total        Total
Investments, at fair value:
  Westinghouse Common Stock     $       -    $      -    $      -    $      -    $      -   $  193,595   $  204,735
  Mutual fund                       7,133       8,526       9,995     105,008           -      352,729      160,684
                                ---------      ------  ----------    --------    --------   ----------   ----------

                                    7,133       8,526       9,995     105,008           -      546,324      365,419

Loans to participants                   -           -           -           -      68,168       68,168       62,777
Bank and insurance contracts            -           -           -           -           -    3,237,521    2,500,368
                                ---------      ------  ----------    --------    --------   ----------   ----------

   Total investments (Note 1)       7,133       8,526       9,995     105,008      68,168    3,852,013    2,928,564
Receivables:
 Employee contributions                 -           -           -           -           -            -        3,224
 Employer contributions                 -           -           -           -           -            -        1,236
 Other receivables                      -           -           -           -           -          652          228
 Dividends                              -           -           -           -           -           13        3,691
                                ---------      ------  ----------    --------    --------   ----------   ----------

  Total assets available
     for benefits                   7,133       8,526       9,995     105,008      68,168    3,852,678    2,936,943

Liabilities - Other payables            -           -           -           -           -            -        2,254
                                ---------      ------  ----------    --------    --------   ----------   ----------

 Total liabilities                      -           -           -           -           -            -        2,254
                                ---------      ------  ----------    --------    --------   ----------   ----------

Net assets available
   for benefits                 $   7,133      $8,526  $    9,995    $105,008    $ 68,168   $3,852,678  $2,934,689
                                =========      ======  ==========    ========    ========   ==========  ==========










      The accompanying notes are an integral part of these financial statements.

 Westinghouse Electric Corporation
 Westinghouse Savings Program
 Statement of Changes in Net Assets Available for Benefits With Fund Information Years Ended December 31, 1994 and 1993

 (in thousands of dollars)

                                                                                   1994
                              ----------------------------------------------------------------------------------------------------
                                                                                  Fidelity                      JPM
                              Westinghouse   Vanguard      Fixed                    Growth        JPM       Institutional    Ultra
                                 Common       Mutual      Income       Janus      and Income   Diversified  International  Investors
                                 Stock         Fund        Fund         Fund          Fund        Fund          Fund         Fund
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------
Additions:
Contributions:

Employee - Pre- and post-tax    $   9,203   $   2,418   $   90,024    $   5,508    $  10,007   $    1,001    $       76   $   8,026
  Employer                          6,253         642       24,287        1,876        2,535          290            21       2,692
Rollovers and trust-
   to-trust transfers              1,714        2,753      438,617        4,760        9,549        1,099           306       3,595
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

   Total contributions            17,170        5,813      552,928       12,144       22,091        2,390           403      14,313
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

    Investment income:
Net appreciation (depreciati)
 in fair value of investments    (27,787)      (1,208)           -       (1,130)      (3,980)         (60)          (30)     (3,974)
    Interest                           -            -      192,762            -            -            -             -           -
    Dividends                      1,508            -            -          988        6,377          225            18       1,862
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

    Total investment income      (26,279)      (1,208)     192,762         (142)       2,397          165           (12)     (2,112)
 Interfund transfers              (3,140)    (161,266)    (104,439)      35,572       72,335        5,276         1,606      46,255
   Other                               -            -         (989)           -            -            -             -           -
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

       Total additions           (12,249)    (156,661)     640,262       47,574       96,823        7,831         1,997      58,456
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

Deductions - Withdrawals           9,799        2,892      238,946        1,405        3,125          264            12       1,869
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

    Total deductions               9,799        2,892      238,946        1,405        3,125          264            12       1,869
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

Loan activity:
 Loans taken                      (1,931)        (165)     (27,781)        (441)        (776)         (49)           (4)       (537)
 Principal repayments              2,777          384       24,787        1,047        1,819          189            15       1,541
 Defaulted loans                       -            -            -            -            -            -             -           -
 Interest earned                       -            -            -            -            -            -             -           -
 Other                                 -            -            -            -            -            -             -           -
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

   Net loan activity                 846          219       (2,994)         606        1,043          140            11       1,004

Transfers to (from) the Plan       8,561       (5,324)     338,846        2,726        6,335          729             -       3,467
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------

Net increase (decrease)          (12,641)    (164,658)     737,168       49,501      101,076        8,436         1,996      61,058

Net assets available for benefits:
  Beginning of year              206,901      164,658    2,500,353            -            -            -             -           -
                                --------    ---------   ----------    ---------    ---------   ----------    ----------   ---------


  End of year                   $194,260    $       -   $3,237,521    $  49,501    $ 101,076   $    8,436    $    1,996   $  61,058
                                ========    =========   ==========    =========    =========   ==========    ==========   =========



                                                                   1994                                         1993
                              --------------------------------------------------------------------------    ------------
                              Investment   Investment   Investment        BT
                              Life Short-  Life Long-   Life Mid-     Investment
                                Range        Range       Range        500 Index
                                Fund         Fund        Fund           Fund       Loans          Total          Total
Additions:
Contributions:

Employee - Pre- and post-tax    $     446   $   1,123   $    1,026    $   9,055    $       -   $  137,913    $  134,627
  Employer                            156         361          317        2,908            -       42,338        44,066
Rollovers and trust-
   to-trust transfers              2,417          491        1,613       2,496             -      469,410       154,383
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

   Total contributions             3,019        1,975        2,956       14,459            -      649,661       333,076
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

    Investment income:
Net appreciation (depreciati)
 in fair value of investments       (281)         (89)         (42)      (2,457)           -      (41,038)       18,733
    Interest                           -            -            -            -            -      192,762       181,097
    Dividends                        238          176          299        3,185            -       14,876        10,117
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

    Total investment income          (43)          87          257          728            -      166,600       209,947
 Interfund transfers               4,110        5,767        6,067       91,857            -            -             -
   Other                               -            -            -            -            -         (989)            -
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

       Total additions             7,086        7,829        9,280      107,044            -      815,272       543,023
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

Deductions - Withdrawals             508          203          463        6,845            -      266,331       189,867
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

    Total deductions                 508          203          463        6,845            -      266,331      189,867
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

Loan activity:
 Loans taken                         (58)         (68)         (61)      (1,348)      33,219            -             -
 Principal repayments                 87          252          217        1,947      (35,062)           -             -
 Defaulted loans                       -            -            -            -       (1,619)      (1,619)       (1,953)
 Interest earned                       -            -            -            -        4,248        4,248         4,744
 Other                                 -            -            -            -           73           73        (2,286)
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

   Net loan activity                  29          184          156          599          859        2,702           505

Transfers to (from) the Plan         526          716        1,022        4,210        4,532      366,346            63
                                --------    ---------   ----------    ---------    ---------   ----------    ----------

Net increase (decrease)            7,133        8,526        9,995      105,008        5,391      917,989       353,724

Net assets available for benefits:
  Beginning of year                    -            -            -            -       62,777    2,934,689     2,580,965
                                --------    ---------   ----------    ---------    ---------   ----------    ----------
  End of year                   $  7,133    $   8,526   $    9,995    $ 105,008    $  68,168   $3,852,678    $2,934,689
                                ========    =========   ==========    =========    =========   ==========    ==========










      The accompanying notes are an integral part of these financial statements.

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31, 1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

1. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Westinghouse Savings Program (the Plan) are prepared on the accrual basis of accounting.

Investments

The Westinghouse Electric Corporation (the Corporation) Common Stock Fund and the various mutual fund shares are presented at fair market value, which is based on published market quotations. The Fixed Income Fund, composed of guaranteed investment contracts with insurance companies and banks, is presented at contract value.

Measurement Date

Purchases and sales of securities are recognized on the trade date.

Dividends

Dividends on mutual fund shares and units of the Corporation's common stock are credited to each participant's account, as appropriate, for shares held at the date of record.

Rollovers and Trust-to-Trust Transfers

Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the Internal Revenue Service (IRS) into the Plan. Trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan; rollovers represent otherwise taxable distributions transferred from the Westinghouse Pension Plan or other qualified plans of the Corporation to the Plan.

Master Trust

Effective July 1, 1991, the investment assets of the Westinghouse Personal Investment Plan were commingled with those of the Westinghouse Personal Savings Plan (the former Savings Plan) in a Master Trust arrangement. Due to the merger of these plans during 1994, see Note 2, only the Fixed Income Fund remains as a Master Trust. The Fixed Income Fund contains the assets of the Plan, as well as assets of other plans sponsored by Westinghouse subsidiaries. The Master Trust is administered by Bankers' Trust (the trustee) and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Fixed Income Fund are commingled, the trustee maintains records of contributions received and distributions made to the Master Trust for each participating plan. Investment income is allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans at the beginning of each month and daily as of October 9, 1994.

2. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

General

During October 1994, net assets of the the former Savings Plan in the amount of $494,107 were merged into the Plan for administrative efficiencies. This amount has been reported as a component of transfers to (from) the Plan in the statement of changes in net assets available for benefits with fund information. By fund, net assets were transferred as follows: $23,356, Westinghouse Common Stock Fund, $437,568, Fixed Income Fund; $2,824, Janus Fund; $6,612, Fidelity Growth and Income Portfolio (Fidelity Growth and Income
Fund); $738, JPM Institutional Diversified Fund (JPM Diversified Fund); $3,749, Twentieth Century Ultra Investors Fund (Ultra Investors Fund); $546, Bankers' Trust (BT) Investment Lifecycle Short-Range Fund (BT Investment Life Short-Range Fund); $762, BT Investment Lifecycle Long-Range Fund (BT Investment Life Long-Range Fund); $1,027, BT Investment Lifecycle Mid-Range Fund (BT Investment Life Mid-Range Fund); $6,627, BT Investment Equity 500 Index Fund (BT Investment 500 Index Fund); and $10,298, Loan Fund. The Plan was formerly named the Westinghouse Personal Investment Plan (Investment Plan), and upon the merger of these net assets was renamed the Westinghouse Savings Program.

All represented and nonrepresented employees of the Corporation, a designated subsidiary, or a designated joint venture are eligible to participate in the Plan. Casual employees, leased employees and employees of excluded units are not eligible to participate in the Plan.

Plan Contributions and Withdrawals

Plan participants may elect to contribute 2 percent to 20 percent of their base earnings on either a pretax or after-tax basis, or a combination thereof, based on IRS limitations. The Corporation matches contributions in an amount equal to 50 percent of the first 6 percent of the participant's base earnings contributed.

Prior to February 1, 1994, the participants could elect for their contributions to be invested in one or more of the following three funds: Westinghouse Common Stock Fund, Fixed Income Fund or Vanguard Institutional Index Fund (Vanguard Mutual Fund). Effective February 1, 1994, seven new investment options were made available to participants. All previous funds remain available, with the exception that the Vanguard Mutual Fund was replaced by another mutual fund, the BT Investment 500 Index Fund. The seven new investment options are mutual funds and include the Fidelity Growth and Income Fund, the Janus Fund, the Ultra Investors Fund, the BT Investment Life Short-Range Fund, the BT Investment Life Mid-Range Fund, the BT Investment Life Long-Range Fund and the JPM Diversified Fund. Participants may direct their investments in 1 percent multiples in any combination they wish.

In October 1994, the Plan was amended to include an additional investment option: the JPM Institutional International Equity Fund (JPM Institutional International Fund).

All participants are permitted to make withdrawals or loans from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31, 1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

Vesting

A participant's contributions to the Plan are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions are also vested. Employees hired on or after January 1, 1989, must complete 5 years of eligibility service to become vested in the employer matching contributions.

Plan Expenses

The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Board of Directors of the Corporation. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Corporation.

Plan Termination

Although it is the intention of the Corporation to continue the Plan, the Corporation has the right to terminate the Plan at any time. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

3. Payables and Withdrawals-in-Process

Withdrawals-in-process at December 31, 1994 and 1993, are not included in the respective year's statement of net assets available for benefits or the statement of changes in net assets available for benefits. The withdrawals-in-process are as follows (in thousands):

                                               December 31,
                                            1994          1993
Westinghouse Common Stock Fund               $ -      $    660
Vanguard Mutual Fund                           -           492
Fixed Income Fund                              -        14,222
                                             ----     --------
    Total withdrawals-in-process             $ -      $ 15,374
                                             ====     ========

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                        December 31,
                                                    1994            1993
 Net assets available for benefits per the
  financial statements                           $ 3,852,678     $ 2,934,689
 Amounts allocated to withdrawing
  participants                                         -             (15,374)
                                                 -----------     -----------
 Net assets available for benefits per the
  Form 5500                                      $ 3,852,678     $ 2,919,315
                                                 ===========     ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                     Year ended
                                                     December 31,
                                                        1994
 Benefits paid to participants per the
  financial statements                                $ 266,331
   Add - Defaulted loans                                  1,619
   Add - Amounts allocated to withdrawing
    participants at December 31 of current year
   Less - Amounts allocated to withdrawing
    participants at December 31 of prior year           (15,374)
                                                      ---------
 Benefits paid to participants per the Form 5500      $ 252,576
                                                      =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994, but not yet paid as of that date.

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements
(in thousaands of dollars)

5. Investments

The following table presents the values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                December 31,
                                                    1994
 Investments at fair value as determined
  by quoted market price:
   Common stock - Westinghouse Common
    Stock; 15,565 shares                        $  193,595
   Other                                           420,897
                                                ----------
                                                   614,492

 Bank and insurance contracts (at
  contract value):
   Metropolitan Group Annuity Contact
    #13744                                         207,093
   Other                                         3,030,428
                                                ----------
      Total investments                         $3,852,013
                                                ==========

The following table summarizes units of participation held by the Plan at December 31, 1994:

                                                                   Market
                                                        Units      value
 BT Investment 500 Index Fund                          10,136     $105,008
 BT Investment Life Short-Range Fund                      777       $7,133
 BT Investment Life Mid-Range Fund                      1,090       $9,995
 BT Investment Life Long-Range Fund                       897       $8,526
 Fidelity Growth & Income Fund                          4,792     $101,076
 JPM Diversified Fund                                     855       $8,436
 JPM Institutional International Fund                     193       $1,996
 Janus Fund                                             2,636      $49,501
 Ultra Investors Fund                                   3,060      $61,058

6. Financial Instruments

Bank and insurance contracts are presented in the aggregate, at contract value, in the financial statements. Several of the contracts within the fund have investments in derivatives. The synthetics within the Fixed Income Fund include collateralized mortgage

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

obligations (CMOs), other mortgage securities, call/put securities and Treasury Note futures. The contract and fair value of these investments at December 31, 1994, as estimated by the trustee and the various investment managers, was $955,170 and $865,406, respectively.

7. Investment in Master Trust

The Plan's percentage interest in the net assets of the Master Trust with regard to the Fixed Income Fund is approximately 99 percent as of December 31, 1994. The remaining investment funds of the Plan are also held in trust by Bankers' Trust (the trustee). These funds contain only the assets of the Plan, and are not part of a master trust.

The investment assets of the Master Trust are as follows:

                                                December 31,
                                                    1994
Investments, at contract value -
Fixed Income Fund                                $3,266,825
                                                 ==========


The changes in investment assets of the Master Trust are as follows:

                                                Year ended
                                                December 31,
                                                   1994

Additions:
 Investment income -
   Interest                                     $  194,474
 Contributions -
   Plan contributions                              560,418
 Transfers                                         232,627
 Other                                              (3,991)
                                                ----------
    Total additions                                983,528
Deductions -
 Withdrawals                                       239,320
                                                ----------
Net increase                                       744,208
Net assets available:
 Beginning of period                             2,522,617
                                                ----------
 End of period                                  $3,266,825
                                                ==========

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes lo Financial Statements
(in Ihousands of dollars)

The Plan's percentage interest in the net assets of the Master Trust was approximately 85 percent as of December 31, 1993. The financial activity of the Master Trust, summarized below, is stated on the cash basis of accounting.

The investment assets are as follows:

                                       December 31,
                                           1993
 Investments, at fair value:
   Westinghouse Common Stock Fund       $ 230,084
   Mutual Fund                            170,490
                                        ---------
                                          400,574
 Fixed Income Fund                      2,952,606
                                      -----------
                                      $ 3,353,180
                                      ===========

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements
(in thousands of dollars)

The changes in investment assets of the Master Trust are as follows:

                                                      Year ended
                                                     December 31,
                                                        1993
Additions:
 Investment income:
   Net appreciation in fair value of investments:
    Westinghouse Common Stock Fund                  $     7,055
    Mutual Fund                                           9,156
   Interest                                             211,988
   Dividends                                              7,108
                                                    -----------
                                                        235,307
 Contributions -
   Plan contributions                                   332,530
 Transfers                                               53,087
                                                    -----------
    Total additions                                     620,924
Deductions:
 Withdrawals                                            219,764
 Administrative expenses                                    857
                                                    -----------

    Total deductions                                    220,621
                                                    -----------

Net increase                                            400,303
Net assets available:
 Beginning of period                                  2,952,877
                                                    -----------
 End of period                                      $ 3,353,180
                                                    ===========


8. Tax Status of the Plnn

The former Savings and Investment Plans obtained their latest determination letters on May 12, 1986, in which the IRS stated that the former Savings and Investment Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plans have been amended and restated since receiving the determination letter, and the Plan Administrator filed for a new tax determination letter on March 31, 1995. The Plan Adminiskator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994.

Westinghouse Electric Corporation
Westinghouse Savings Program
December 31,1994 and 1993
Notes to Financial Statements

(in thousands of dollars)

9. Transfers From the Plan

On April 13, 1994, the former Investment Plan substantially completed a tansfer of net assets in the amount of $78,126 to another sponsored plan in connection with the divestiture of the Corporation's Distribution and Control business unit (DCBU). In addition, on April 28, 1994, the Investment Plan substantially transferred net assets in the amount of $34,871 to another sponsored plan in connection with the divestiture of the Corporation's Westinghouse Electric Supply Company business unit (WESCO). By fund, the transfers discussed above which have been reported as a component of transfers to (from) the Plan in the statement of changes in net assets available for benefits with fund information are as follows: $98,722, Fixed Income Fund; $5,324, Vanguard Mutual Fund; $31, Westinghouse Common Stock Fund; $98, Janus Fund; $277, Fidelity Growth and Income Fund; $9, JPM Diversified Fund; $282, Ultra Investors Fund; $20, BT Investment Life Short-Range Fund; 46, BT Investment Life Long-Range Fund; $5, BT Investment Life Mid-Range Fund; $2,417, BT Investment 500 Index Fund; and $5,766, Loan Fund.

Also included in transfers to (from) the Plan per the financial statements are transfers of the Corporation's common stock. The transfers included approximately 585,300 shares applicable to DCBU employees on February 10, 1994, approximating $8,271, and approximately 455,669 shares applicable to WESCO employees on April 20, 1994, approximating $6,493.

Westinghouse Electric Corporation
Westinghouse Savings Program
Schedule I - Schedule of Assets Held for Investment Purposes - Form 5500,
Item 27a
December 31, 1994

(in thousands of dollars)

                                 Units/                        Current/contract
Description of asset             shares             Cost             value

Fixed Income Fund               318,213       $ 3,185,514           $ 3,237,521
Participant loans
  (1994 loan rate was
   9.5% per annum)               68,168            68,168                68,168
BT Pyramid Funds Large
 Capitalization Equity Fund
 (Equity 500)                    10,136           107,214               105,008
BT Investment Funds
 Lifecycle Short-Range Fund         777             7,430                 7,133
BT Investment Funds
 Lifecycle Mid-Range Fund         1,090            10,350                 9,995
BT Investment Funds
 Lifecycle Long-Range Fund          897             8,778                 8,526
Fidelity Securities Fund
 Growth & Income Portfolio        4,792           106,054               101,076
JPM Institutional
 Diversified Fund                   855             8,579                 8,436
JPM Institutional Funds
 International Equity Fund          193             2,025                 1,996
Janus Fund                        2,636            50,817                49,501
20th Century Ultra
 Investors Fund                   3,060            65,404                61,058
Westinghouse Electric
 Corporation Common Stock*       15,565           260,096               193,595
                                -------       -----------           -----------
                                426,382       $ 3,880,429           $ 3,852,013
                                =======       ===========           ===========

* Indicates a party-in-interest.

Westinghouse Electric Corporation
Westinghouse Savings Program
Schedule ll - Schedule of Reportable Transactions - Form 5500, Item 27d Year Ended December 31,1994


(in thousands of dollars)

                                                                         Current
                               Number                                    value at       Net
Description                      of          Selling                   transaction       gain
of asset                     transactions     price         Cost           date          (loss)
Sales:
BT Pyramid Directed
Account Cash Fund                350         $440,157     $440,157      $440,157            -
Westinghouse
Fixed Income Fund                 53          $65,033      $64,390       $65,033           $643

Purchases:
BT Pyramid Directed
Account Cash Fund                423              -       $461,736      $461,736            -
Fixed Income Fund                  6              -       $218,180      $218,180            -


                                 Number       Value of                    Loans defaulted
Description                    of loans        loans         Loan           and deemed
of asset                       granted         granted    repayments     as distributions
Participant loans                5,200         $33,219      $35,062             $1,619

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                             Westinghouse Savings Program


Dated:  July 14, 1995                        By: /s/ EARL L. McKINLEY
                                                 ----------------------
                                             Name: Earl L. McKinley
                                             Title: Plan Administrator

                                EXHIBIT INDEX

Exhibit No.                     Description                 Sequential Page No.

    23                   Consent of Independent
                         Accountants